As filed with the Securities and Exchange Commission on October 9, 2019	Registration No. 333 – 234063

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________________________

pre-effective amendment no. 1 to FORM F-6

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES evidenced by

American depositary receipts

__________________

innate pharma s.a.

(Exact name of issuer of deposited securities as specified in its charter)

__________________

n/a

(Translation of issuer’s name into English)

__________________

france

(Jurisdiction of incorporation or organization of issuer)

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CITIBANK, N.A.

(Exact name of depositary as specified in its charter)

__________________

388 Greenwich Street

New York, New York 10013

(877) 248-4237

(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

__________________

Corporation Service Company

1180 Avenue of the Americas, Suite 210

New York, NY 10036-8401

(800) 927-9801

(Address, including zip code, and telephone number, including area code, of agent for service)

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Copies to:

Richard Segal Yvan-Claude Pierre Divakar Gupta Brandon Fenn Cooley LLP 500 Boylston Street, 14th Floor Boston, Massachusetts 02116 (617) 937-2300	Herman H. Raspé, Esq. Patterson Belknap Webb & Tyler LLP 1133 Avenue of the Americas New York, New York 10036 United States of America

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It is proposed that this filing become effective under Rule 466:	☐	immediately upon filing.
	☐	on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box: ☒

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CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Price Per Unit*	Proposed Maximum Aggregate Offering Price**	Amount of Registration Fee
American Depositary Shares (“ADS(s)”), each ADS representing one (1) ordinary share of Innate Pharma S.A.	N/A	N/A	N/A	N/A

*     Each unit represents 100 ADSs.

**  Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of ADSs.

The Registrant hereby amends this Registration Statement on Form F-6 on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement on Form F-6 shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Registration Statement on Form F-6 shall become effective on such date as the United States Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

This Pre-Effective Amendment No. 1 to Registration Statement on Form F-6 may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

ii

PART I

INFORMATION REQUIRED IN PROSPECTUS

Cross Reference Sheet

Item 1.	DESCRIPTION OF SECURITIES TO BE REGISTERED

Item Number and Caption			Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus

1.	Name of Depositary and address of its principal executive office		Face of Receipt – Introductory Article.

2.	Title of Receipts and identity of deposited securities		Face of Receipt – Top Center.

Terms of Deposit:

	(i)	The amount of deposited securities represented by one American Depositary Share (“ADSs”)	Face of Receipt – Upper right corner.

	(ii)	The procedure for voting, if any, the deposited securities	Reverse of Receipt – Paragraphs (17) and (18).

	(iii)	The collection and distribution of dividends	Reverse of Receipt – Paragraph (15).

	(iv)	The transmission of notices, reports, and proxy soliciting material	Face of Receipt – Paragraph (14); Reverse of Receipt – Paragraph (18).

	(v)	The sale or exercise of rights	Reverse of Receipt – Paragraphs (15) and (17).

	(vi)	The deposit or sale of securities resulting from dividends, splits, or plans of reorganization	Face of Receipt – Paragraphs (3) and (6); Reverse of Receipt – Paragraphs (15) and (17).

	(vii)	Amendment, extension or termination of the deposit agreement	Reverse of Receipt – Paragraphs (23) and (24) (no provision for extensions).

	(viii)	Rights of holders of Receipts to inspect the transfer books of the Depositary and the list of holders of ADSs	Face of Receipt – Paragraph (14).

	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Face of Receipt – Paragraphs (2), (3), (4), (6), (7), (9), and (10).

Item Number and Caption			Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus

	(x)	Limitation upon the liability of the Depositary	Face of Receipt – Paragraph (8); Reverse of Receipt – Paragraphs (20) and (21).

3.	Fees and charges which may be imposed directly or indirectly on holders of ADSs		Face of Receipt – Paragraph (11).

Item 2.		AVAILABLE INFORMATION	Face of Receipt – Paragraph (14).

Innate Pharma S.A. is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with the United States Securities and Exchange Commission (the “Commission”). These reports can be retrieved from the Commission’s website (www.sec.gov), and can be inspected by holders of ADSs and copied at public reference facilities maintained by the Commission located at 100 F Street, N.E., Washington D.C. 20549, and at the principal executive office of the Depositary.

PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt attached as Exhibit A to the Form of Deposit Agreement filed as Exhibit (a) to this Pre-Effective Amendment No. 1 to Registration Statement on Form F-6 and is incorporated herein by reference.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.	EXHIBITS

(a)	Form of Deposit Agreement, by and among Innate Pharma S.A. (the “Company”), Citibank, N.A., as depositary (the “Depositary”), and all Holders and Beneficial Owners of American Depositary Shares issued thereunder. – Filed herewith as Exhibit (a).

(b)	Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. ___ None.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. ___ None.

(d)	Opinion of counsel for the Depositary as to the legality of the securities to be registered. ___ Previously filed as exhibit (d) to Registration Statement on Form F-6, Reg. No. 333-234063, filed on October 3, 2019, and incorporated herein by reference.

(e)	Certificate under Rule 466. ___ None.

(f)	Powers of Attorney for certain officers and directors and the authorized representative of the Company. ___ Set forth on the signature pages to Registration Statement on Form F-6, Reg. No. 333-234063, filed on October 3, 2019, and incorporated herein by reference.

Item 4.	UNDERTAKINGS

(a)	The Depositary undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of ADSs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)	If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADS thirty (30) days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., acting solely on behalf of the legal entity created by the Deposit Agreement by and among Innate Pharma S.A., Citibank, N.A., as depositary, and all Holders and Beneficial Owners from time to time of American Depositary Shares issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Pre-Effective Amendment No. 1 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 9th day of October, 2019.

Legal entity created by the Deposit Agreement under which the American Depositary Shares registered hereunder are to be issued, each American Depositary Share representing the right to receive one (1) ordinary share of Innate Pharma S.A.

CITIBANK, N.A., solely in its capacity as Depositary

By:	/s/ Keith Galfo
Name: Keith Galfo
Title: Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Innate Pharma S.A. certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Pre-Effective Amendment No. 1 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned thereunto duly authorized, in Marseille, France, on October 9, 2019.

INNATE PHARMA S.A.

By:	/s/ Mondher Mahjoubi
Name: Mondher Mahjoubi
Title: Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Pre-Effective Amendment No. 1 to Registration Statement on Form F-6 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Mondher Mahjoubi	Chief Executive Officer and	October 9, 2019
Name: Mondher Mahjoubi (Principal Executive Officer)	Chairman of the Executive Board

/s/ Laure-Hélène Mercier	Chief Financial Officer and	October 9, 2019
Name: Laure-Hélène Mercier (Principal Financial Officer / Principal Accounting Officer)	Member of the Executive Board

*	Chairman of the Supervisory Board	October 9, 2019
Name: Hervé Brailly

*	Vice-Chairman of the Supervisory Board	October 9, 2019
Name: Irina Staatz-Granzer

*	Member of the Supervisory Board	October 9, 2019
Name: Jean-Yves Blay

*	Member of the Supervisory Board	October 9, 2019
Name: Gilles Brisson

*	Member of the Supervisory Board	October 9, 2019
Name: Véronique Chabernaud

*	Member of the Supervisory Board	October 9, 2019
Bpifrance Participations, represented by Maïlys Ferrere

*	Member of the Supervisory Board	October 9, 2019
Name: Patrick Langlois

Signature		Title	Date

*
Novo Nordisk A/S, represented by Marcus Schindler		Member of the Supervisory Board	October 9, 2019

/s/ Mondher Mahjoubi		Authorized Representative in the United States	October 9, 2019
Innate Pharma, Inc. By: Mondher Mahjoubi, President

By:	/s/ Mondher Mahjoubi
Mondher Mahjoubi Attorney-in-fact

Index to Exhibits

Exhibit	Document	Sequentially Numbered Page

(a)	Form of Deposit Agreement